UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AltaRex Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

020927 30 7

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [  ] Rule 13d-1 (b)

        [ X ] Rule 13d-1 (c)

        [  ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 020927 30 7			Schedule 13 G	Page 2 of 5 Pages

1.	Name of Reporting Person: United Therapeutics Corporation			S.S. or I.R.S. Identification Nos. of above persons (entities only): 52-1984749

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,133,380

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 9,133,380

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,133,380

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row (9): 19.9%

12.	Type of Reporting Person* CO

CUSIP No. 020927 30 7	Schedule 13 G	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:
AltaRex Corp.
	(b)	Address of Issuer’s Principal Executive Offices:
610 Lincoln Street Waltham, Massachusetts 02451

Item 2.
	(a)	Name of Person Filing:
United Therapeutics Corporation
	(b)	Address of Principal Business Office or, if none, Residence:
1110 Spring Street Silver Spring, MD 20910
	(c)	Citizenship:
Delaware
	(d)	Title of Class of Securities:
This statement relates to the common shares, no par value per share (the "Common
Shares"), of AltaRex Corp., a Canadian corporation (the "Company"). The reporting person acquired beneficial ownership of 4,900,000 Common Shares on April 17, 2002,
3,250,000 Common Shares on August 15, 2002, 883,380 Common Shares on August 20,
2002, and 100,000 Common Shares on August 21, 2002.
	(e)	CUSIP Number:
020927 30 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Exchange Act.

CUSIP No. 020927 30 7	Schedule 13 G	Page 4 of 5 Pages

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.[ X ]

Item 4.	Ownership.
(a) Amount beneficially owned:
9,133,380
(b) Percent of class:
19.9%
(c) Number of shares as to which such person had voting power:
(i) Sole power to vote or to direct the vote:
9,133,380
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
9,133,380
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. 020927 30 7	Schedule 13 G	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2002

UNITED THERAPEUTICS CORPORATION

By:	/s/ PAUL A. MAHON

Name:	Paul A. Mahon
Title:	Senior Vice President and General Counsel